                            200 East Randolph Drive
                            Chicago, Illinois 60601

                                (312) 861-2000            Facsimile:
                                                          312-861-2200



                              September 12, 2001

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
ATTN: Filing Desk

          Re: Withdrawal of Joy Global Inc. Form 8-A12B (filed July 12, 2001), Form 8-A12G/A (filed July 31, 2001) and Form 8-A12G (filed August 8, 2001).

     Joy Global Inc. ("Joy Global"), through its attorneys Kirkland & Ellis, hereby withdraws, and requests that the Securities and Exchange Commission (the "Commission") hereafter treat and consider as withdrawn, the following filings previously made with the Commission by Joy Global:

     1. Form 8-A12B, filed July 12, 2001, respecting Joy Global Inc.'s 10.75% Senior Notes Due 2006;
     2. Form 8-A12G/A, filed July 31, 2001, respecting Joy Global Inc.'s 10.75% Senior Notes Due 2006; and
     3. Form 8-A12G, filed August 8, 2001, respecting Joy Global Inc.'s 10.75% Senior Notes Due 2006.

                             Sincerely,


                             Kirkland & Ellis